Richard M. Brand To Call Writer Directly: (212) 446-6454 richard.brand@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

CONFIDENTIAL

November 6, 2014

Via EDGAR and Hand Delivery
Securities and Exchange Commission
Office of Mergers and Acquisitions
Attention: Daniel F. Duchovny
Special Counsel
100 F Street, NE
Washington, D.C. 20549-3628

Re:                             Ashford Hospitality Trust Inc.
Revised Preliminary Proxy Statement

Filed October 31, 2014
File No. 001-31775

Soliciting Materials filed pursuant to Rule 14a-12

Filed November 3, 2014

File No. 001-31775

Dear Mr. Duchovny:

On behalf of Ashford Hospitality Trust (“Ashford Trust” or the “Company”), this letter sets forth Ashford Trust’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 4, 2014, to Richard Brand of Kirkland & Ellis LLP, outside counsel to Ashford Trust, with respect to the above-referenced Revised Preliminary Proxy Statement (the “Preliminary Proxy Statement”) and Solicitation Materials filed pursuant to Rule 14a-12 (the “Solicitation Materials”) with respect to the solicitation of revocations of proxies solicited by Unite Here (“Unite Here”) to call a special meeting of the shareholders of Ashford Trust.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Ashford Trust’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

Beijing  Chicago  Hong Kong  Houston  London  Los Angeles  Munich  New York  Palo Alto  Shanghai  Washington, D.C.

Preliminary Proxy Statement

Cover Page

1.                                      Staff’s Comment: We note your response to prior comment 1. Please provide us or disclose support with respect to the new disclosure stating your belief that “Ashford Inc. is well positioned for growth based on the anticipated revenue stream from the advisory agreements with two publicly traded REITs and the Company’s previously announced intention to launch a private investment fund platform for which Ashford Investment Management LLC, an indirect subsidiary of the Company, will serve as the investment advisor, and its affiliate will serve as the general partner.”

Response: In response to the Staff’s comment, Ashford Trust has revised the above-referenced disclosure on pages 1 and 6 of the Preliminary Proxy Statement.

2.                                      Staff’s Comment:  It appears that in response to the third bullet point in our prior comment 1 you have included a cross-reference in the cover page and elsewhere to disclosure under the heading “Background of the Unite Here Solicitation” as support for your disclosure that Unite Here is asserting its influence on labor matters by means of its current solicitation. We note, however, that the section describes events relating to labor matters through February 2012. Thus, we reissue our prior comment.

Response: In response to the Staff’s comment, Ashford Trust has added additional disclosure to the section of the Preliminary Proxy Statement titled “Background of the Unite Here Solicitation” on page 9 of the Preliminary Proxy Statement.

The Special Meeting Request Procedure, page 13

3.                                      Staff’s Comment: We reissue prior comment 9.

[Prior comment 9: Please tell us the basis for your disclosure that you need not hold the special meeting if at any time prior to the meeting date you received sufficient revocations such that there are no longer sufficient consents to call the special meeting. It appears that Unite Here may only solicit during a 30-day period while you may solicit until the special meeting is called to order, thus defeating the purpose of Unite Here’s solicitation.]

Response: In response to the Staff’s comment, a copy of the Company’s Bylaws has been attached hereto as Exhibit A and the Company refers the staff to Article I, Section 3(b). Additionally, Ashford Trust has revised the above-referenced disclosure on page 12 of the Preliminary Proxy Statement.

Soliciting Materials filed pursuant to Rule 14a-12

4.                                      Staff’s Comment: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions

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or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

•                  your belief that Unite Here’s “real interest is to assert its influence into a labor dispute at one of [your] hotels in Alaska by threatening to disrupt the value creating separation of Ashford Inc.” In addition to providing us support, revise your disclosure to explain how Unite Here’s solicitation affects your spin-off specifically.

•                  your disclosure that “any delay in the timing of the spin-off will impact [your] ability to capitalize on current opportunities, which could result in the loss of enhanced value creating opportunities. [You] urge all Ashford Trust shareholders not to be misled by the hotel union’s campaign.”

Response: In response to the Staff’s comment, Ashford Trust has removed certain above-referenced disclosure on pages 3 and 4 of the Solicitation Materials and has revised certain above-referenced disclosure on page 4 of the Solicitation Materials.

5.                                      Staff’s Comment: You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that Unite Here has “misled” your security holders with its proxy solicitation.

Response: In response to the Staff’s comment, Ashford Trust has revised the above-referenced disclosure on page 12 of the Solicitation Materials.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Richard Brand of Kirkland & Ellis LLP, Ashford Trust’s lead counsel for the Preliminary Proxy Statement, at (212) 446-6454.

Sincerely,

/s/ Richard Brand
Richard Brand

cc:                                David Brooks

Muriel McFarling

Exhibit A

Company Bylaws

(See attached.)